EXHIBIT 99.1

Medicenna to Participate at The H.C. Wainwright 25th Annual Global Investment Conference

TORONTO and HOUSTON, Sept. 06, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical-stage immunotherapy company focused on the development of novel Superkines, announced that Dr. Fahar Merchant, President and CEO is scheduled to participate in a fireside chat at the H.C. Wainwright 25th Annual Global Investment Conference on September 13, 2023, at 2:30 PM ET.

The fireside chat will be live-streamed and available on the H.C. Wainwright Conference Platform for 30 days. Please contact your H.C. Wainwright representative for more information.

About Medicenna
Medicenna is a clinical-stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class class-empowered superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Further Information & Investor Contact:

For further information about the Company please contact:

Delphine Davan
Vice President, Investor Relations and Corporate Communications,
Phone: +1 (647) 474-2641
ddavan@medicenna.com